Via Facsimile and U.S. Mail
Mail Stop 6010

April 19, 2006

Mr. William E. Luther
President, Chief Executive Officer and Director
Lescarden Inc.
420 Lexington Ave.
Suite 212
New York, NY 10170

      **Re:    Lescarden Inc.**
               **Form 10-KSB for Fiscal Year Ended May 31, 2005**
               **File No. 0-10035**

Dear Mr. Luther:

      We have completed our review of your Form 10-KSB and have no further comments at this time.

                       Sincerely,

                       Kevin Woody
                       Branch Chief